UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No.    )

Landsea Homes Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

51509P103

(CUSIP Number)

January 7, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of reporting person Level Field Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 5,027,435
	7.	Sole dispositive power 0
	8.	Shared dispositive power 5,027,435

9.	Aggregate amount beneficially owned by each reporting person 5,027,435
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 10.3% (1)
12.	Type of reporting person (see instructions) OO

(1) Calculated based on the number of shares of Common Stock owned by the Reporting Person, and assuming the exercise of all warrants to purchase Common Stock of the Reporting Person, divided by all of the 46,231,025 issued and outstanding shares of Common Stock of the Issuer as of January 7, 2021, as adjusted for the assumed exercise of the warrants to purchase 2,799,600 shares of Common Stock owned by the Reporting Person.

1.	Name of reporting person Level Field Partners, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 5,027,435
	7.	Sole dispositive power 0
	8.	Shared dispositive power 5,027,435

9.	Aggregate amount beneficially owned by each reporting person 5,027,435
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 10.3% (1)
12.	Type of reporting person (see instructions) OO

(1) Calculated based on the number of shares of Common Stock owned by the Reporting Person, and assuming the exercise of all warrants to purchase Common Stock of the Reporting Person, divided by all of the 46,231,025 issued and outstanding shares of Common Stock of the Issuer as of January 7, 2021, as adjusted for the assumed exercise of the warrants to purchase 2,799,600 shares of Common Stock owned by the Reporting Person.

1.	Name of reporting person Level Field Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 5,027,435
	7.	Sole dispositive power 0
	8.	Shared dispositive power 5,027,435

9.	Aggregate amount beneficially owned by each reporting person 5,027,435
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 10.3% (1)
12.	Type of reporting person (see instructions) OO

(1) Calculated based on the number of shares of Common Stock owned by the Reporting Person, and assuming the exercise of all warrants to purchase Common Stock of the Reporting Person, divided by all of the 46,231,025 issued and outstanding shares of Common Stock of the Issuer as of January 7, 2021, as adjusted for the assumed exercise of the warrants to purchase 2,799,600 shares of Common Stock owned by the Reporting Person.

1.	Name of reporting person Djemi Traboulsi
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Lebanon

Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 5,027,435
	7.	Sole dispositive power 0
	8.	Shared dispositive power 5,027,435

9.	Aggregate amount beneficially owned by each reporting person 5,027,435
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 10.3% (1)
12.	Type of reporting person (see instructions) IN

(1) Calculated based on the number of shares of Common Stock owned by the Reporting Person, and assuming the exercise of all warrants to purchase Common Stock of the Reporting Person, divided by all of the 46,231,025 issued and outstanding shares of Common Stock of the Issuer as of January 7, 2021, as adjusted for the assumed exercise of the warrants to purchase 2,799,600 shares of Common Stock owned by the Reporting Person.

1.	Name of reporting person Elias Farhat
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 5,027,435
	7.	Sole dispositive power 0
	8.	Shared dispositive power 5,027,435

9.	Aggregate amount beneficially owned by each reporting person 5,027,435
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 10.3% (1)
12.	Type of reporting person (see instructions) IN

(1) Calculated based on the number of shares of Common Stock owned by the Reporting Person, and assuming the exercise of all warrants to purchase Common Stock of the Reporting Person, divided by all of the 46,231,025 issued and outstanding shares of Common Stock of the Issuer as of January 7, 2021, as adjusted for the assumed exercise of the warrants to purchase 2,799,600 shares of Common Stock owned by the Reporting Person.

Item 1(a).	Name of Issuer:

Landsea Homes Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

660 Newport Center Drive, Suite 300, Newport Beach, California

Item 2(a).	Name of Person Filing:

The persons filing this statement are Level Field Capital, LLC, Level Field Partners, LLC, Level Field Management, LLC, Mr. Djemi Traboulsi and Mr. Elias Farhat.

Level Field Partners, LLC is the managing member of Level Field Capital, LLC. Level Field Management, LLC is the managing member of Level Field Partners, LLC. Messrs. Traboulsi and Farhat are the co-managing members of Level Field Management, LLC.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Level Field Capital, LLC: 600 Madison Avenue, Suite 1802, New York, NY 10022

Level Field Partners, LLC: 600 Madison Avenue, Suite 1802, New York, NY 10022

Level Field Management, LLC: 600 Madison Avenue, Suite 1802, New York, NY 10022

Mr. Djemi Traboulsi: 600 Madison Avenue, Suite 1802, New York, NY 10022

Mr. Elias Farhat: 600 Madison Avenue, Suite 1802, New York, NY 10022

Item 2(c).	Citizenship:

Level Field Capital, LLC: Delaware

Level Field Partners, LLC: Delaware

Level Field Management, LLC: Delaware

Mr. Djemi Traboulsi: Lebanon

Mr. Elias Farhat: United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share, of the Issuer (“Common Stock”)

Item 2(e)	CUSIP Number:

51509P103

Item 3.	If this Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount Beneficially Owned:

As of January 7, 2021, the Reporting Persons may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), in the aggregate, 5,027,435 shares of Common Stock. This includes 2,227,835 shares of Common Stock, and warrants to purchase 2,799,600 shares of Common Stock (the “Warrants”) that are exercisable within 60 days of the date hereof. The information set forth in Item 4(c) below is hereby incorporated in its entirety herein. Each of Level Field Partners, LLC and Level Field Management, LLC and Messrs. Traboulsi and Elias may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of Common Stock which Level Field Capital, LLC directly beneficially owns. Each of Level Field Partners, LLC and Level Field Management, LLC and Messrs. Traboulsi and Elias disclaims beneficial ownership of such shares of Common Stock for all other purposes.

(b) Percent of Class

Calculated based on the number of shares of Common Stock owned by the Reporting Person divided by all of the 49,030,625 issued and outstanding shares of Common Stock of the Issuer as of January 7, 2021 (which total assumes the exercise of all of the Warrants for an additional 2,799,600 shares of Common Stock outstanding).

(c) Number of Shares as to which each Reporting Person has (i) Sole power to vote or to direct the vote, (ii) Shared power to vote or to direct the vote, (iii) Sole power to dispose or to direct the disposition of, (iv) Shared power to dispose or to direct the disposition of:

The information set forth in the cover pages hereto is hereby incorporated in its entirety herein.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit I.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not applicable.

EXHIBITS

I	Joint Filing Agreement, dated the date hereof, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Level Field Capital, LLC

By: Level Field Partners, LLC, its Managing Member

By: Level Field Management, LLC, its Managing Member

By:	/s/ Elias Farhat
	Name:	Elias Farhat
	Title:	Member

By:	/s/ Djemi Traboulsi
	Name:	Djemi Traboulsi
	Title:	Member

Level Field Partners, LLC

By: Level Field Management, LLC, its Managing Member

By:	/s/ Elias Farhat
	Name:	Elias Farhat
	Title:	Member

By:	/s/ Djemi Traboulsi
	Name:	Djemi Traboulsi
	Title:	Member

Level Field Management, LLC

By:	/s/ Elias Farhat
	Name:	Elias Farhat
	Title:	Member

By:	/s/ Djemi Traboulsi
	Name:	Djemi Traboulsi
	Title:	Member

/s/ Djemi Traboulsi
Djemi Traboulsi

/s/ Elias Farhat
Elias Farhat

EXHIBIT I

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to shares of common stock, par value $0.0001 per share, of Landsea Homes Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 19th day of January, 2021.

Level Field Capital, LLC

By: Level Field Partners, LLC, its Managing Member

By: Level Field Management, LLC, its Managing Member

By:	/s/ Elias Farhat
	Name:	Elias Farhat
	Title:	Member

By:	/s/ Djemi Traboulsi
	Name:	Djemi Traboulsi
	Title:	Member

Level Field Partners, LLC

By: Level Field Management, LLC, its Managing Member

By:	/s/ Elias Farhat
	Name:	Elias Farhat
	Title:	Member

By:	/s/ Djemi Traboulsi
	Name:	Djemi Traboulsi
	Title:	Member

Level Field Management, LLC

By:	/s/ Elias Farhat
	Name:	Elias Farhat
	Title:	Member

By:	/s/ Djemi Traboulsi
	Name:	Djemi Traboulsi
	Title:	Member

/s/ Djemi Traboulsi
Djemi Traboulsi

/s/ Elias Farhat
Elias Farhat